

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2018

Timothy Orr
President
GridIron BioNutrients, Inc.
4010 East Tanager Lane, #A
Mead, WA 99021

> **Re: My Cloudz, Inc.**
> **Current Report on Form 8-K/A**
> **Filed March 1, 2018**
> **File No. 000-55852**

Dear Mr. Orr:

We issued a comment to you on the above captioned filing on March 16, 2018. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by April 23, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas E. Puzzo